SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

ISOTIS S.A.
(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X|                    Form 40-F |_|

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes |_|                    No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 1, 2004
IsoTis S.A.

By	/s/ Pieter Wolters Name: Pieter Wolters Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit No. 99.1	Description Press Release: IsoTis OrthoBiologics Receives 2004 Frost & Sullivan Growth Strategy Award

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IsoTis OrthoBiologics Receives 2004 Frost & Sullivan Growth Strategy Award

LAUSANNE, Switzerland, IRVINE, CA, USA – December 1, 2004 — IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today announced it is the recipient of the 2004 Frost & Sullivan Growth Strategy Award.

Manoj Kenkare, Vice President Global Research Healthcare & Life Sciences from Frost & Sullivan said: “An established management, sales and R&D team, strong product portfolio and product pipeline together with definitive growth strategies has led Frost & Sullivan to predict that IsoTis OrthoBiologics will make a significant global impact in the bone graft substitutes/biologics sector within the next 5 years. Already the company has demonstrated that it is capable of executing an aggressive business plan, resulting in a remarkable and quick turn-around, and the launch of the Accell product range, one of the most exciting new technologies in orthobiologics. “

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “We feel very proud to be distinguished with this award by Frost & Sullivan. It is a well-earned accolade for the achievements of our global team. Whilst challenges certainly remain, it is rewarding that our progress to date has been recognized by Frost & Sullivan, one of the foremost growth consulting companies globally.”

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of US$ 23 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

Frost & Sullivan, a global growth consulting company founded in 1961, partners with clients to create value through innovative growth strategies.  The foundation of this partnership approach is our Growth Partnership Services platform, whereby we provide industry research, marketing strategies, consulting and training to our clients to help grow their business.  A key benefit that Frost & Sullivan brings to its clients is a global perspective on a broad range of industries, markets, technologies, econometrics, and demographics.  With a client list that includes Global 1000 companies, emerging companies, as well as the investment community, Frost & Sullivan has evolved into one of the premier growth consulting companies in the world.  For more information please visit www.frost.com.

For information contact:
Hans Herklots
Tel: +41(0)21 620 6011
Fax: +41 (0)21 620 6060
E-mail: hans.herklots@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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